EXHIBIT 12

PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Six Months Ended		Years Ended
	June 30,		December 31,
	2014	2013	2013	2012	2011	2010	2009
	(Millions, except ratios)
Earnings as Defined in Regulation S-K (A):
Pre-tax Income from Continuing Operations	970	1,091	$2,055	$2,011	$2,384	$2,616	$2,636
(Income) Loss from Equity Investees, net of Distributions	2	(2)	(7)	9	(4)	(19)	(25)
Fixed Charges	222	230	458	479	522	571	600
Capitalized Interest	(8)	(7)	(16)	(19)	(14)	(67)	(45)
Preferred Securities Dividend Requirements of Subsidiaries	—	—	—	—	—	(2)	(6)
Total Earnings	1,186	1,312	$2,490	$2,480	$2,888	$3,099	$3,160
Fixed Charges as Defined in Regulation S-K (B)
Interest Expense	211	222	$442	$465	$509	$555	$581
Interest Factor in Rentals	11	8	16	14	13	14	13
Preferred Securities Dividend Requirements of Subsidiaries	—	—	—	—	—	2	6
Total Fixed Charges	222	230	$458	$479	$522	$571	$600

Ratio of Earnings to Fixed Charges	5.34	5.70	5.44	5.18	5.53	5.43	5.27

(A)
The term “earnings” shall be defined as pre-tax Income from Continuing Operations before income or loss from equity investees plus distributed income from equity investees. Add to pre-tax income the amount of fixed charges adjusted to exclude (a) the amount of any interest capitalized during the period and (b) the actual amount of any preferred securities dividend requirements of majority-owned subsidiaries stated on a pre-tax level.

(B)
Fixed Charges represent (a) interest, whether expensed or capitalized, (b) amortization of debt discount, premium and expense, (c) an estimate of interest implicit in rentals and (d) preferred securities dividend requirements of majority-owned subsidiaries stated on a pre-tax level.